Exhibit A
CERAGON NETWORKS LTD
___________________________________________

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON JUNE 11, 2026

Dear Shareholder,

Notice is hereby given that the 2026 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Thursday, June 11, 2026 at 4:00 PM (Israel time), at the offices of the Company located at 3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel (Telephone number: + 972-3-543-1596). The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

1.	To approve certain compensation terms for the Company’s Chief Executive Officer;

2.	To approve the renewal of the Company’s Executives & Directors Compensation Policy and certain amendments thereto; and

3.
To re-appoint Kost Forer Gabbay & Kasierer, A Member of EY Global, as the Company’s independent auditor for the fiscal year ending December 31, 2026 and for the year commencing January 1, 2027 and until immediately following the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Our Board unanimously recommends that you vote “FOR” each of the Proposals.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025. This item will not involve a vote of the shareholders.

Only shareholders of record at the close of business on Wednesday, May 13, 2026, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to receive notice of, and to vote at, the Meeting (including any postponements or adjournments thereof).

Proposals 1 and 2 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon; provided that, the majority of the shares voted in favor of said proposals are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposals, not taking into account any abstention, or that the total number of shares referred to above that voted against these proposals, does not exceed two percent of the aggregate voting rights in the Company (“Disinterested Majority”), as described in more detail under Proposal 1 and Proposal 2.

Proposal 3 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy card and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience and in any event no later than 4:00 PM (Israel time) on Wednesday, June 10, 2026. Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and you will have the right to revoke your proxy any time before it is exercised by following the procedures set forth in the Proxy Statement enclosed herein.

If you hold ordinary shares of the Company through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of market on Wednesday, May 13, 2026, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares of the Company in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares of the Company at the Meeting (or to appoint a proxy to do so).

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case an announcement of such change will be furnished with the Securities and Exchange Commission (“SEC”) on a Report on Form 6-K as promptly as practicable.

Joint holders of shares should note that, pursuant to Article 69(b) of the Articles of Association of the Company (the “Articles”), a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares, and any notice so given shall be sufficient notice to the other joint holders of such share(s).

Joint holders of shares should also note that, pursuant to Article 32(d) of the Articles, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) will be accepted to the exclusion of the vote(s) of the other joint holder(s).

Two or more shareholders, present in person or by proxy, entitled to vote and holding together ordinary shares conferring in the aggregate thirty-three percent (33%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be rescheduled for the following week and accordingly, will stand adjourned until Thursday, June 18, 2026, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999 as supplemented by the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) (the “Foreign Listed Regulations”), is Wednesday, May 13, 2026. A copy of the Proxy Statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the SEC, under cover of Form 6-K. Shareholders are also able to review the Proxy Statement at the “Investor Relations” portion of our website www.ceragon.com/investors or at our headquarters at 3 Uri Ariav st., PO Box 112, Rosh Ha’Ayin, Israel, 4810002, upon prior notice and during regular working hours (telephone number: +972- 3-543-1596) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares of the Company be represented and voted at the Meeting. Accordingly, after reading the Notice of Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided. Detailed proxy voting instructions will be provided both in the Proxy Statement and in the proxy card.

We urge all of our shareholders to review our annual report for 2025 on Form 20-F filed with the SEC, which is available on our website at www.ceragon.com/investors or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Meeting.

By Order of the Board of Directors,

Sincerely

/s/ Ilan Rosen
Ilan Rosen, Chairman of the Board of Directors

May 6, 2026

- ii -

CERAGON NETWORKS LTD

3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel
_______________________

PROXY STATEMENT
_______________________

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 11, 2026

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or “Shares”), of Ceragon Networks Ltd (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Company’s 2026 Annual General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof.

The Meeting will be held on Thursday, June 11, 2026, at 4:00 PM (Israel time), at the offices of the Company, 3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	To approve certain compensation terms for the Company’s Chief Executive Officer;

2.	To approve the renewal of the Company’s Executives & Directors Compensation Policy and certain amendments thereto; and

3.
To re-appoint Kost Forer Gabbay & Kasierer, A Member of EY Global, as the Company’s independent auditor for the fiscal year ending December 31, 2026 and for the year commencing January 1, 2027 and until immediately following the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025. This item will not involve a vote of the shareholders.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case an announcement of such change will be furnished with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Wednesday, May 13, 2026, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting (including any adjournments or postponements thereof) (the “Record Date”). Each Ordinary Share issued and outstanding as of the close of market on the Record Date, is entitled to one vote on each of the Proposals to be presented at the Meeting.

QUORUM

Under our current Articles, two or more shareholders, present in person or by proxy, entitled to vote and holding together Ordinary Shares conferring in the aggregate thirty-three percent (33%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be rescheduled for the following week and accordingly, will stand adjourned until Thursday, June 18, 2026, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

 SHARES OUTSTANDING

As of May 1, 2026, we had 90,893,695 Ordinary Shares issued and outstanding (this amount does not include 3,481,523 ordinary shares held by the Company as treasury shares). Equinti Trust Company, LLC is the transfer agent and registrar for the Ordinary Shares.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment. If no direction is indicated with respect to one or more of the resolutions on the proxy, the proxy will be voted “FOR” each such resolution. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, but they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (but not less than twenty-four (24) hours prior to the time fixed for the Meeting); or (ii) voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a proxy is properly executed and received not less than twenty-four (24) hours prior to the time fixed for the Meeting, Ordinary Shares represented by such proxy will be voted in the manner described above. If you hold your shares in “street name” and do not provide your broker with voting instructions for the Meeting, your broker will not be permitted to vote your shares on non-routine proposals, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares.

Proxies for use at the Meeting are being solicited by the Board of Directors chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, electronic mail or other personal contact. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, we will pay the related costs. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to, and obtaining authority to execute proxies from, beneficial owners of Shares.

Pursuant to the Companies Law, as supplemented by the Foreign Listed Regulations, any shareholder or shareholders of the Company holding at least five percent (5%) of the voting rights of the Company (with respect to the proposal of director nominees) or one percent (1%) (with respect to any other matter) of the voting rights of the Company, as required by the Companies Law as supplemented by Regulation 7A. of the Foreign Listed Regulations (the “Proposing Shareholder(s)”) may request that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of the Articles and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, to the Company’s offices at 3 Uri Ariav St., PO Box 112, Rosh Ha’Ayin, Israel, 4810002 c/o Chief Legal Officer. To be considered timely, a Proposal Request must be received by Wednesday, May 13, 2026.

In addition to any information required in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous thirty-six (36) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. Furthermore, the Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a Meeting, as the Board of Directors may reasonably require.

For the purposes hereof, a “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit from security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished with the SEC on a Report on Form 6-K.

SHAREHOLDER ENGAGEMENT

We maintain an active and ongoing dialogue with our shareholders. Our executive leadership team believes that direct engagement with investors is an essential input into the Company's governance and strategic decision-making, and we are committed to ensuring that shareholder perspectives are heard, documented, and elevated to the Board.

During 2025, management proactively led our shareholder outreach program, initiating direct engagement with major institutional shareholders through one-on-one meetings and calls. These conversations covered a range of topics including the Company's strategic direction, financial performance, executive compensation, and corporate governance practices.

Feedback gathered during these engagements is compiled and formally documented by the Company's outside investor relations advisor and periodically presented to the Board and relevant committees throughout the year. The Board of Directors take shareholder input into active consideration when reviewing executive compensation and governance matters, including in connection with the renewal of the Company's Compensation Policy.

We intend to continue this program of structured engagement in the coming year and remain committed to ensuring that the insights and concerns of our shareholders inform the Board's deliberations on matters that affect long-term shareholder value.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of May 1, 2026, regarding: (i) all persons or entities known to the Company to beneficially own more than 5% of the Company’s Ordinary Shares; (ii) each “office holder”1, as such term is defined in the Companies Law, of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s Ordinary Shares; and (iii) all Office Holders as a group.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.  The “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired upon the (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to exercise of options or other rights (as set forth above) that are either currently exercisable or will become exercisable within sixty (60) days as of May 1, 2026. The Ordinary Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table.

[1]
The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Greater than 5% Shareholders
Joseph D. Samberg (2)	9,430,000	10.37%
Office Holders
All Office Holders as a group consisting of 16 people (3)	2,317,301	2.55%

(1)	Based on 90,893,695 Ordinary Shares issued and outstanding as of May 1, 2026 (this amount does not include 3,481,523 ordinary shares held by the Company as treasury shares).
(2)
This information is derived from a Schedule 13D/A filed with the SEC on February 27, 2025. The Ordinary Shares are beneficially owned directly or indirectly by Joseph D. Samberg through the Joseph D. Samberg Revocable Trust (the “Revocable Trust”), of which Mr. Samberg serves as trustee, and entities controlled by Mr. Samberg (the “Trusts”). Mr. Samberg may be deemed to beneficially own the securities directly held by the Revocable Trust and the Trusts. Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

(3)
Each of the directors and senior management beneficially owns less than 1% of the outstanding ordinary shares as of May 1, 2026 (including options held by each such person and which are vested or shall become vested within 60 days of May 1, 2026) and have therefore not been separately listed.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2025, please see “Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders” in our Annual Report for 2025, which was filed on Form 20-F with the SEC on April 15, 2026.

Results of the Annual Meeting

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s Chief Legal Officer based on the information provided by the Company’s transfer agent or otherwise and will be published on a Form 6-K that we will file with the SEC after the Meeting.

Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.ceragon.com/investors. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Hadar Vismunski Weinberg, Chief Legal Officer at +972-54-888-5186.

PROPOSAL 1
APPROVAL OF CERTAIN COMPENSATION TERMS FOR THE COMPANY’S CHIEF
EXECUTIVE OFFICER

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer (“CEO”) of a publicly traded company should generally be consistent with such company’s compensation policy (the “Compensation Policy”) and require the prior approval of the company’s compensation committee, board of directors and shareholders (provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, as detailed below), in that order.

Following the approval of our Compensation Committee and Board, we now seek our shareholders’ approval for the proposed compensation terms for Mr. Doron Arazi for 2026 in his capacity as the Company’s Chief Executive Officer.  The proposed compensation for Mr. Arazi is referred to as the “CEO Compensation Package” and is comprised of the CEO Revised Base Salary, the CEO Cash Bonus Plan and the CEO’s Total Equity Compensation, as each component is defined and explained below.

Mr. Arazi, the Company's Chief Executive Officer, plays a central and indispensable role in driving the Company's strategic direction and operational execution. Under Mr. Arazi's leadership, the Company's executives and employees have been aligned around a clear strategic vision, and he has been instrumental in guiding the organization through a period of transformation and growth. Mr. Arazi's ability to inspire and mobilize the Company's workforce – from senior management to front-line employees – has been critical in advancing the Company's strategic initiatives, including its efforts to expand its market presence, enhance its product and technology portfolio, and improve its overall financial performance. The Compensation Committee and Board of Directors believe that Mr. Arazi's continued leadership is essential to the Company's ability to execute on its long-term business plan and create sustained value for shareholders.

The Company is focused on executing a multi-year, long-term strategy to drive sustained growth, strengthen its competitive positioning and deliver meaningful shareholder value. The Board believes that this strategy is expected to increasingly demonstrate its benefits in the coming years and that continuity of leadership is important to its successful execution.

In light of the foregoing, the Compensation Committee and Board of Directors also determined that, in addition to the ordinary course, annual components of the CEO Compensation Package, it is appropriate to include a special one-time retention-focused equity award (the “Special CEO Equity Award”) intended to reinforce the importance of Mr. Arazi’s continued leadership over the Company’s multi-year strategic plan. This incremental long-term incentive is designed to provide a strong motivation for continued service and continuity of leadership, while also ensuring that realization of value is conditioned on the achievement of challenging performance objectives that are directly aligned with long-term shareholder value creation. If the Company’s performance under our CEO’s continued leadership meets the ambitious performance conditions set for the Special CEO Equity Award, it will effectively double Mr. Arazi's equity compensation for each of the next three years.

The compensation terms proposed herein, including the Special CEO Equity Award and the Annual CEO Equity Grant (as defined below, and together with the Special CEO Equity Award the “CEO's Total Equity Compensation”), have been carefully structured to ensure strong alignment between the CEO's compensation and the interests of the Company's shareholders. A substantial portion of the CEO's Total Equity Compensation is tied to and subject to the achievement of ambitious performance conditions, meaning that the CEO will not realize the full value of his equity compensation (if at all) unless the Company delivers meaningful results that directly benefit shareholders. The performance-based vesting conditions include, among others, objectives that are tied to total shareholder return targets, revenue growth milestones, and strategic transaction objectives – each of which is designed to create a strong correlation between the CEO’s reward and value creation for our shareholders. This is in addition to the general alignment with shareholder interests that is inherent in equity compensation since the value of the compensation is based on appreciation in value of the Company’s Ordinary Shares.

The CEO's Total Equity Compensation is comprised of (i) an Annual CEO Equity Grant where 50% of its value is comprised of stock options with an exercise price that includes a 10% premium above the fair market value on the grant date; and (ii) the Special CEO Equity Award which is entirely conditioned and tied to performance conditions – and therefore the value of 84.6% of the CEO's Total Equity Compensation is subject to performance-based vesting, which is well above the benchmark study levels and well above the levels generally recommended by leading proxy advisory firms, including Institutional Shareholder Services Inc. (ISS) and Glass Lewis. The Compensation Committee and Board of Directors believe that this compensation structure reflects a best-in-class approach to pay-for-performance alignment and underscores the Company's commitment to responsible and shareholder-aligned executive compensation practices.

Corporate Governance

The Company maintains a high level of corporate governance standards in all respects, both in relation to the full independence of its Compensation Committee and Board as well as in relation to its compensation practices. The Company has adopted best practices in relation to executive compensation, including the adoption of a clawback policy for our directors and executives that is compliant with the updated NASDAQ rules. The Company stresses long-term incentives and pay for performance, and maintains reasonable compensation levels, which are generally within the Company’s peer group median levels, in alignment with shareholders’ interests.

Compensation Policy under the Israeli Companies Law – Imposes Forward Looking Limitations

Our Compensation Policy sets the framework and boundaries for executive compensation (rather than actual individual entitlement to compensation) and provides the Compensation Committee and the Board with the authority to determine appropriate levels of compensation for each of the Company’s executives within those boundaries.

The Company’s objectives with respect to executive compensation are designed to link pay to performance, align executives’ long-term interests with those of the Company and its shareholders, and provide competitive compensation packages that motivate the Company’s executives to excel. In addition, such objectives are intended to allow the Company to retain and attract talented and experienced executives who are essential to the Company’s ongoing growth and success.

As previously mentioned, in addition to the restrictions and limitations imposed by our Compensation Policy, the Companies Law mandates that any arrangements regarding the compensation of our Chief Executive Officer must generally receive prior approval from the company’s compensation committee, board of directors, and shareholders, in that order. Therefore, his compensation is subject to close scrutiny by our shareholders.

Proposed Compensation Terms

Annual Base Salary

Under his existing employment agreement, our CEO, Mr. Doron Arazi, is entitled to a gross annual base salary of NIS 1,242,000 (approximately $421,303, based on the exchange rate published by the Bank of Israel on May 1, 2026) (the “Exchange Rate” and the “Base Salary”), plus customary fringe benefits which include, among others, managers’ insurance, education fund, car expenses, long-term disability and life insurance.

The Base Salary of Mr. Arazi was last approved by our shareholders at the 2024 AGM. The Company proposes to increase Mr. Arazi’s Base Salary, effective as of January 2026, by NIS 102,000, to a gross annual base salary of NIS 1,344,000 (approximately $455,902, based on the Exchange Rate) (the “CEO Revised Base Salary”). Mr. Arazi’s fringe benefits would remain the same, including, among others, managers’ insurance, education fund, car expenses, long-term disability and life insurance.

2026 Cash Bonus Plan

Consistent with the Compensation Policy, and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as related objectives and related weights, applicable thresholds and the formula for calculating the annual cash bonus payment to be granted to our CEO.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the following annual bonus plan for calendar year 2026 for our CEO, including the following related objectives, parameters, weights and terms, calculated in accordance with the following principles (altogether, the “CEO Cash Bonus Plan”):

•	The “On-Target” bonus amount for the year 2026 will be equal to ten (10) months’ base salary (the “On Target Bonus”).

•
Financial Measurable Targets: Ninety percent (90%) of the CEO Cash Bonus Plan will be based on objective targets (the “Financial Measurable Targets”), as follows: seventy percent (70%) will be based on the Company’s non-GAAP operating profit targets, ten percent (10%) will be based on the Company’s cash flow targets, and ten percent (10%) will be based on the Company’s booking targets, all to be determined based on the Company’s financial results for the year 2026. These targets were determined based on the Company’s 2026 annual business targets at the beginning of 2026, together with the targets determined for the annual bonus plans of the Company’s entire management.

•
Non-Measurable Criteria: ten percent (10%) of the CEO Cash Bonus Plan will be based on non-objective criteria, including an assessment of the CEO’s performance during the year, his contribution to the achievement of the Company’s goals, and an evaluation by the Board of Directors.

General Terms

Our Compensation Committee and Board of Directors have set a minimum threshold score with respect to each Financial Measurable Target, and no payment will be made with respect to a Financial Measurable Target if achievement of that Financial Measurable Target is below the applicable threshold.  In addition, our Compensation Committee and Board of Directors have set a general plan threshold which is based on the Company’s achievement of a pre-determined measurable financial criteria, under which no annual cash bonus shall be paid to our CEO or any of our executives.

Further, our Compensation Committee and Board of Directors have resolved that the maximum annual bonus payment to our CEO will be capped at 250% of his On Target Bonus (the “Maximum Payment Cap”), which cap is in compliance with the Compensation Policy. The Compensation Committee and Board of Directors are of the opinion that achievement of the Financial Measurable targets, while not a certainty, is reasonably to be expected, but that achieving the Maximum Payment Cap is an extremely challenging task.

Subject to receipt of shareholders’ approval of the CEO Cash Bonus Plan for 2026 for Mr. Arazi (including the related objectives, weights and terms thereof), the Compensation Committee and the Board of Directors will determine, following their approval of the 2026 Company’s annual results, and without the need for further shareholder approval, the actual bonus, if any, to be paid with respect to 2026 to Mr. Arazi.

2026 Equity Grants

2026 Annual CEO Grant

The 2026 annual CEO equity grant is comprised of (a) performance based options to purchase 133,333 Ordinary Shares with an exercise price that is 10% above the fair market value as of the date of grant (as determined below) (the “Options”) and (b) 66,667 time based restricted share units (the “RSUs” and together with the Options, the “Annual CEO Equity Grant”).  The value of the Options and the value of the RSUs are each estimated to be approximately $158,000 as of the date of this Proxy Statement, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the thirty (30) consecutive trading day period prior to the filing date of this Proxy Statement. The value of the Annual CEO Equity Grant as of the date of the Meeting likely will vary from the above value, depending on the closing price of the Company’s Ordinary Shares for the period prior to the Meeting.

The additional terms under which the Annual CEO Equity Grant shall be provided are as follows:

•	The Annual CEO Equity Grant shall be granted on the date of the Meeting (the “Grant Date”);

•
The exercise price of the Options under the Annual CEO Equity Grant shall be equal to the average closing price of the Company’s Shares on the Nasdaq for the thirty (30) consecutive trading day period immediately preceding the Grant Date, plus a 10% premium;

•
The Annual CEO Equity Grant shall vest over a period of four (4) years, with 25% of the Options and 25% of the RSUs vesting on each of the first four anniversaries of the Grant Date (subject to acceleration of vesting in the circumstances detailed below); and

•
The Annual CEO Equity Grant shall be granted pursuant to the Company’s 2024 Equity Incentive Plan (the “2024 Plan”), and the grants shall be made through a trustee under the “Capital Gains Route” of Section 102(b)(2) of the Israel Income Tax Ordinance (the “Ordinance”).

2026 Special CEO Equity Award

In addition to the Annual CEO Equity Grant, our Compensation Committee and Board of Directors approved, subject to shareholder approval at the Meeting, the Special CEO Equity Award, a special long-term incentive equity grant to our CEO, which is designed to align the CEO's compensation with the achievement of significant long-term performance milestones over a three-year period.

The Special CEO Equity Award is comprised of options to purchase 600,000 Ordinary Shares with a fair market value exercise price (the "Special Options"), which shall be subject to both financial and strategic performance-based vesting and time-based vesting.

The value of the Special Options is estimated to be approximately $711,000 as of the date of this Proxy Statement, based on the average closing price of the Company's Ordinary Shares on the Nasdaq for the thirty (30) consecutive trading day period prior to the filing date of this Proxy Statement.  The value of the Special Options as of the date of the Meeting likely will vary from the above value, depending on the closing price of the Company’s Ordinary Shares for the period prior to the Meeting.

The additional terms under which the Special CEO Equity Award shall be provided are as follows:

•	The Special CEO Equity Award shall be granted on the date of the Meeting (the “Grant Date”).

•
The Special CEO Equity Award shall vest (i) twenty percent (20%) on the first anniversary of the Grant Date, (ii) forty percent (40%) on the second anniversary of the Grant Date and (iii) forty percent (40%) on the third anniversary of the Grant Date, in each case subject the CEO’s continued employment on such date and achievement of the applicable performance conditions (described below) with respect to the preceding fiscal year.  The Special CEO Equity Award also is subject to acceleration of vesting in the circumstances detailed below.

•
Vesting of each tranche shall be subject to the achievement, as of the applicable vesting evaluation date upon the approval of the respective Company’s audited financial statements for the relevant year (the “Evaluation Date”), of at least two (2) out of the following three (3) performance conditions with respect to the fiscal year preceding the applicable vesting date:

o
Total Shareholder Return ("TSR"). Achievement of a cumulative of a defined percentage of annual TSR which the Compensation Committee and the Board believe to be challenging and aligned to shareholder interests. TSR shall be assessed using the average closing price of the Company's Ordinary Shares on the Nasdaq for the sixty (60) consecutive trading days preceding the applicable Evaluation Date, compared to the average closing price of the Company's Ordinary Shares for the sixty (60) consecutive days preceding the baseline date.

o
Revenue Growth. Achievement of challenging levels of annual revenue growth on a compounding basis relative to the Company's fiscal year 2025 revenues as the baseline.    Revenue growth shall be measured on an organic basis; with direct revenues from acquisitions excluded from the revenue calculation based on an agreed method for maintaining such separate evaluation during the evaluation period.

o
Strategic Transaction. Completion of a significant strategic transaction with a strategic target satisfying certain measurable thresholds with respect to the size or revenue levels of the target. The strategic transaction condition is intended to capture a single significant strategic transaction and shall not be satisfied by the aggregation of several smaller transactions.

•
Accumulated Performance Conditions. In the event that on the second or third vesting Evaluation Date, as applicable, at least two (2) out of three (3) performance conditions are fully achieved at the cumulative performance level required at such date, any portion of the Special CEO Equity Award that did not meet the applicable performance targets at a prior vesting Evaluation Date shall vest at such time.

•
The exercise price of the Special Options shall be equal to the average closing price of the Company's Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date.

•	The Special CEO Equity Award shall be granted pursuant to the 2024 Plan, and the grants shall be made through a trustee under the "Capital Gains Route" of Section 102(b)(2) of the Ordinance.

The CEO’s Total Equity Compensation is expected to position our CEO’s equity compensation below the median level of a benchmark comprised of Israeli Nasdaq-listed issuers and our CEO Compensation Package is below the median level of such benchmark for total CEO compensation. As of the filing date of this Proxy Statement, the value of the CEO’s Total Equity Compensation is $1,027,000; such value is in line with the provisions of our Compensation Policy, as it constitutes 225% of our CEO’s Revised Base Salary.

Our Compensation Committee and Board remain committed to maintaining levels of dilution which are generally within the recommendations of ISS in its Israeli Proxy Voting Guidelines, with respect to outstanding equity-based compensation plans. Following the allocation of the CEO’s Total Equity Compensation, the ratio of outstanding and available shares under the Company's equity plans to total outstanding shares of the Company is expected to be approximately 8.98%.

Acceleration

In the event that upon, or within 12 month following, the date of the closing of a Transaction (as defined in the 2024 Plan), Mr. Arazi’s employment with the Company (or the surviving entity following a merger) is terminated (i) by the Company or the surviving entity other than for Cause (as defined in the 2024 Plan); or (ii) by Mr. Arazi as a result of a change in Mr. Arazi’s position in the Company (or the surviving entity following merger) or Mr. Arazi not being offered continued employment by the Company or the surviving entity in a senior position, equivalent to the position of the Company’s CEO prior to the Transaction, then all of the unvested equity awards included in the CEO’s Total Equity Compensation shall become vested  as of the date of such termination of employment. Upon the closing of a Transaction, all of the performance terms set under the Special CEO Equity Award shall no longer apply and the remaining unvested options shall remain subject only to the time-based vesting terms (and shall be subject to acceleration if applicable per the terms above).  Mr. Arazi shall undertake that in the event that he will sell any of the CEO’s Total Equity Compensation, the vesting of which accelerated as a result of this double trigger mechanism, he will remain employed by the Company (or the surviving entity following merger) for a six-month period following the consummation of the Corporate Transaction (subject to the Company’s or the surviving entity’s request) and the consideration received for such sale shall be held in escrow until the earlier of (i) the termination of Mr. Arazi’s employment, or (ii) the lapse of a six-month period following the consummation of the Transaction.

The acceleration provisions described above are structured as a double-trigger mechanism specifically designed to protect shareholders' interests. Acceleration of vesting requires both a change-of-control transaction and a qualifying termination or material diminution of Mr. Arazi's role - neither event alone is sufficient. The Compensation Committee and Board believe this structure appropriately aligns the CEO's interests with those of shareholders in a transaction scenario while ensuring that acceleration is not available absent a genuine adverse employment event.

Additional considerations taken into account by the Compensation Committee and the Board of Directors when approving the abovementioned compensation terms proposed to be paid and/or granted to our CEO, Mr. Arazi

When considering the CEO Compensation Package, the Compensation Committee and Board of Directors analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including, inter alia: (i) the responsibilities and duties of Mr. Arazi, considering the size of the Company and the scope, complexity and nature of its operations; (ii) Mr. Arazi’s education, qualifications, expertise and extensive experience in the telecommunications industry in general, and his performance in his various roles in the past; (iii) the information included in the benchmark study presented to the Board of Directors by third party advisors, according to which the proposed compensation terms for Mr. Arazi are within the average and the median range of compensation terms of the chief executive officers of the Company’s Israeli Nasdaq-listed peers; (iv) market compensation trends; (v) the appropriate balance between the fixed components (i.e., the CEO’s Revised Base Salary) and the variable components (i.e., the CEO Cash Bonus Plan and the CEO’s Total Equity Compensation) of the CEO Compensation Package, and the fact that the CEO Cash Bonus Plan is limited to the Maximum Payment Cap, which is consistent with the requirement for a close link between payments to Mr. Arazi and the Company’s performance and increase in profits, while protecting the interests of the Company and its shareholders; and (vi) examination of data regarding the ratio between the proposed CEO Compensation Package and the wages of the rest of the Company’s employees and, particularly, the ratio to the average wage and the median wage of such employees and the impact of the gaps between them on the labor relations in the Company, and the determination that the said ratio is reasonable and will not adversely affect labor relations in the Company.

Considering the set of parameters and considerations, as well as the arguments specified above, our Compensation Committee and Board of Directors determined that the proposed compensation terms for our Chief Executive Officer, Mr. Doron Arazi, are fair, reasonable and customary.

Required Vote

The affirmative vote of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (i.e., a majority of the votes cast), is required for the approval of the CEO Compensation Package, provided that a Disinterested Majority voted in favor of this proposal.

The Companies Law, as supplemented by the Foreign Listed Regulations, requires that each shareholder voting on a proposed resolution that requires a Disinterested Majority inform the Company whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Ceragon, which is affiliated with you, has a personal interest in the adoption of the proposals. A company is affiliated with you if you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares of the company. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises (i) solely from your ownership of our shares, or (ii) from a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal.  However, as required under the Companies Law, as supplemented by the Foreign Listed Regulations, you should actively inform Ceragon whether you are a controlling shareholder or have a personal interest in this proposal.

As set forth in the Companies Law, if our shareholders oppose the approval of the compensation package for Mr. Arazi, the Compensation Committee and Board of Directors may nevertheless approve such terms, in “special cases”, after having held another discussion regarding such terms, on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and after determining that such approval is in the best interests of the Company.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the CEO Compensation Package all upon the terms described in this Proposal 1 of the Proxy Statement.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 2
APPROVAL OF RENEWAL OF THE COMPANY’S EXECUTIVES & DIRECTORS
COMPENSATION POLICY AND AMENDMENTS THEREOF

Background

On September 12, 2013, our shareholders, following the recommendation of the Compensation Committee and the Board of Directors, approved the adoption of an Executives & Directors Compensation Policy (constituting the Compensation Policy), which provides a framework for terms of office and employment of our Office Holders, including base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance and an undertaking to indemnify or indemnification.

Under the Companies Law, our Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board of Directors, in order to consider its adequacy, and propose amendments to the extent it finds that the Compensation Policy is inadequate or should otherwise be amended. In addition, the Compensation Policy must be reapproved by the Compensation Committee, Board of Directors and shareholders of the Company at least every three years. Our Compensation Policy was last approved by our shareholders on September 6, 2023 and therefore will expire on September 6, 2026 and requires renewal for an additional three-year period.

The Company operates in a fast-paced industry characterized by intense competition for executive talent, which has become increasingly pronounced in recent years, resulting in a material escalation in prevailing levels of total compensation. As a company operating in a global environment, we must maintain a compensation framework and practices that are aligned with those of our peer group in order to remain competitive. Unlike our U.S.-based peers, which are U.S. issuers subject to the advisory “Say on Pay” model, the Company is subject to an ex ante regulatory framework governed by Israeli law, which mandates the adoption of a compensation policy that must be submitted for shareholder approval at least once every three years.

Accordingly, whereas the “Say on Pay” model requires shareholder approval of compensation practices on a retrospective, advisory basis, Israeli law imposes prospective, binding limitations on the authority of the Compensation Committee and the Board to approve executive compensation, establishing maximum thresholds for each compensation component. Should the Compensation Committee and the Board seek to approve executive compensation that exceeds a threshold prescribed under the Compensation Policy, they may not do so without first obtaining the specific approval of our shareholders. Our competitors are not subject to comparable constraints and retain the authority to approve executive compensation as they determine to be in the best interests of their respective companies.

Maintaining appropriate flexibility to compete for executive talent in our industry is, therefore, of paramount importance, particularly given the significant variance that may exist among our executive officers with respect to individual compensation levels based on their respective positions, geographic locations, areas of expertise and depth of experience. Our Compensation Policy should afford the Compensation Committee and the Board sufficient authority to approve executive compensation that is competitive relative to that provided by our peer companies, in both ordinary course and exceptional circumstances.

In light of the foregoing, and in order to evaluate prevailing global best practices in executive compensation and to assess the positioning of our Office Holders’ compensation arrangements relative to those of our peer group, the Company engaged outside consultants to conduct a comprehensive benchmarking analysis comparing the terms and conditions of our Compensation Policy against prevailing market practices and against the governance guidelines promulgated by ISS and Glass Lewis & Co.

Following this analysis, the Company determined that the existing Compensation Policy remains fundamentally sound and continues to reflect a disciplined, performance-oriented compensation philosophy that appropriately balances the interests of the Company and its shareholders. Accordingly, in connection with the mandatory renewal of the Compensation Policy, the Company has elected to preserve the core structure, principles and compensation parameters of the existing policy, while focusing targeted revisions on three principal areas: (i) technical, clarifying and conforming updates; (ii) the incorporation of market-standard compensation practices, including an employee stock purchase plan, performance-based equity awards and a modernized directors’ and officers’ insurance framework; and (iii) the establishment of compensation mechanisms designed to facilitate the retention of key talent in connection with strategic transactions.

In view of the need to enhance the Company’s global competitiveness in attracting and retaining highly qualified Office Holders worldwide, and taking into account the results of the benchmarking study and the Company’s business, operations and financial performance, the Compensation Committee and the Board, at their respective meetings held on March 17, 2026 and March 23, 2026, determined to amend the Compensation Policy and replace it with the Revised Executives & Directors Compensation Policy attached to this proxy statement as Exhibit A (the “Revised Policy”). The Company is now seeking shareholder approval of the Revised Policy.

General

The Revised Policy attached to this Proxy Statement is shown as a “redline” against the current Compensation Policy, to reflect all the proposed changes to the current Compensation Policy. The proposed material amendments and clarifications to the current Compensation Policy are as follows (terms and definitions used hereunder are in accordance with the terms and definitions used in the Compensation Policy):

•
Section 5.4.2 (Benefits) shall be amended to add participation in any Employee Stock Purchase Plan), if any such plan is adopted by the Company in the future, to the list of benefits that may be offered to Executives as part of the general employee benefits package.

•
Section 6.4 (Variable Cash Incentive Plan) shall be clarified such that references to the “annual Cash Plan” payment shall be clarified as the “actual annual bonus payment” under Section 6.4, and such payment for each Executive in a given year shall remain capped at current maximum levels.

•
Section 6.5 (Change in Control Cash Payment) shall be amended as follows: (i) the reference to “Corporate Transaction” shall be replaced with “Transaction” (as defined in the Company’s most recent equity plan); (ii) the reference to the Company’s equity plan shall be updated to reference the Ceragon Networks Ltd. 2024 Equity Incentive Plan (replacing the former Amended and Restated Share Option and RSU Plan); and (iii) the authorized cash payment of up to 200% of such Executive’s annual base salary shall be clarified to exclude any retention or similar payments made by the other party to the Transaction.

•
Section 6.4.10 shall be added to the Compensation Policy, authorizing the Compensation Committee and Board of Directors, in the event they deem it required or instrumental in the context of effecting an acquisition (or a merger where the Company is the surviving entity), to grant an executive of the target company who will become an Executive following the acquisition a one-time equity grant (regardless of any assumed equity) equal to up to two times the maximum Equity Value permitted for Executives under the Policy, in order to create a strong retention incentive.

•
Section 6.6 (Equity Based Compensation) shall be amended to (i) update the reference to the Company’s equity plan to the Ceragon Networks Ltd. 2024 Equity Incentive Plan, as may be amended from time to time; and (ii) add clarifying language that RSUs may be subject to either time-based vesting only or subject to vesting based on both time and performance criteria.

•
Section 6.7 (Performance Criteria Adjustment) shall be amended to clarify that adjustments to any performance criteria set for vesting of equity awards subject to performance-based vesting may be made by the Compensation Committee and the Board of Directors, when applicable, following major acquisitions, and the prior references to divestures, organizational changes, or material changes in the business environment shall be removed.

•
Section IV (Indemnification, Insurance and Exemption) shall be amended to (i) set the aggregate coverage of the directors and officers liability insurance policy at up to US$45 million; (ii) replace the prior provisions regarding premium and coverage approval with a new provision stating that premium levels per annum shall be derived from the coverage limitations under the Compensation Policy and determined by the Compensation Committee in accordance with market conditions, provided they shall have no material impact on the profitability, property or financial obligations of the Company; and (iii) authorize the Compensation Committee, with respect to a specific offering, transaction, or series of related transactions, to purchase coverage in amounts of up to 3 times the then existing limit of coverage, with costs of up to 3 times the then existing limit of premium amounts, without additional shareholder approval, if and to the extent permitted under the Companies Law.

Our Compensation Committee and Board believe that the amendments reflected in the Revised Policy are in the Company’s best interests, are appropriate and suitable.

Further, our Compensation Committee and Board believe that the proposed amendments are customary compensation mechanisms, are appropriate and in-line with prevailing market practice. They also align Executives’ long-term interests with those of the Company and its shareholders and provide the Company with the ability to competitively attract and retain highly qualified Executives, who are essential to the Company’s ongoing growth and success, while maintaining adequate balance with other interests of the Company and its shareholders. In their review and approval of the proposed amendments to the Compensation Policy, our Compensation Committee and Board of Directors also took into account, among others, the considerations, principles and provisions set forth in the Companies Law. When considering the proposed amendments, our Compensation Committee and Board considered additional factors, such as the advancement of the Company’s objectives, the Company’s business plan and long-term strategy and creation of appropriate incentives for executive officers and directors, the Company’s risk management, size and the nature of its operations, and reviewed other empirical data and information they deemed relevant.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person or by proxy and voting on the matter, is required for the approval of the Revised Policy; provided that a Disinterested Majority of the shares voted in favor of this proposal.

The Companies Law requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” if that person has the power to direct the activities of the company, other than by reason of serving as a director or other office holder of the company, and a person is deemed to have a “personal interest” if he/she or any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a “personal interest” if a company, other than Ceragon, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

The term “immediate family” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest”.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to the Disinterested Majority vote required for the approval of this proposal.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Revised Policy, in the form attached as Exhibit A to this Proxy Statement for the 2026 Annual General Meeting of Shareholders, be, and it hereby is, approved for a term of three (3) years as of the date of this Meeting.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

As all Board members have personal interest in the proposed resolution, they were all entitled to participate and vote on said resolution at the Board meeting.

PROPOSAL 3
RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, A member firm of EY Global (“Kost Forer”), as the Company’s independent auditor for the fiscal year ending December 31, 2026 and for the year commencing January 1, 2027 and until immediately following the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, (with power of delegation to its Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. Our Financial Audit Committee and the Board of Directors believe that such limited non-audit functions do not affect the independence of Kost Forer.

For information on the fees paid by the Company and its subsidiaries to the Kost Forer in each of the previous two fiscal years, please see “Item 16C. Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 15, 2026.

As a result of the combined provisions of the Israeli law, our Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent auditor requires the approval of the shareholders of the Company, and its compensation requires the approval of our Financial Audit Committee. The Company’s Financial Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor for the fiscal year ending December 31, 2026 and for the year commencing January 1, 2027 and until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

Required Vote

The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, is required for the re-appointment of Kost Forer as the Company’s independent auditor.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, A member firm of EY Global, as the independent auditor of the Company for the fiscal year ending December 31, 2026, and for the year commencing January 1, 2027 and until immediately following the next annual general meeting of shareholders and to authorize the Board of Directors (with power of delegation to the members of the Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025, will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements, as well as our Annual Report on Form 20-F for the year ended December 31, 2025 (filed with the SEC on April 15, 2026), may be viewed on our website – www.ceragon.com/investors/financial-information or through the EDGAR website of the SEC at www.sec.gov. Except as noted above under “Beneficial Ownership of Securities by Principal Shareholders and Management” and under Proposal 3 “Re-Appointment of Independent Auditor”, none of the auditor’s report, audited consolidated financial statements, Annual Report on Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Ilan Rosen
Ilan Rosen, Chairman of the Board of Directors

May 6, 2026

Annex A

Executives & Directors Compensation Policy
Approved at AGM on ~~September 6, 2023~~[--], 2026

I.	Overview

1.	Definitions

Company	-	CERGAON NETWORKS LTD.
Law	-	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Compensation Committee	-	A committee satisfying the requirements of applicable law.
Office Holder	-
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds a different title, and any other executive directly subordinate to the CEO, all as defined in section 1 of the Law.

Executive	-	Office Holder, excluding a director.
Terms of Office and Employment	-
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation	-	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value	-	The value of the total annual Equity Based Components, valued using the same methodology utilized in each annual financial statement of the Company.
Total Compensation	-	The Total Cash Compensation and Equity Value.

2.	Global Strategy Guidelines

2.1.
Our Company is a global backhaul wireless company operating in a competitive global market. Our solutions are deployed by more than ~~460~~600 service providers of all sizes, as well as in ~~hundreds of~~more than 1,600 private networks, in more than 130 countries.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, success in future goals, all with a long term perspective.

2.3.
The Company’s success in fulfilling its long term vision and strategy is much reliant on the excellence of its people through all levels. Thus, we believe that the Company’s ability to achieve its goals requires us to recruit, motivate and retain a leadership team comprised of high quality and experienced Executives and directors.

2.4.
Therefore, we believe in creating a comprehensive compensation policy for our Office Holders (the "Policy") which shall enable us to attract and retain highly qualified Executives. Moreover, the Policy shall motivate our Executives to achieve ongoing targeted results aligned with our business strategy, in addition to a high level of business performance in the long term, all, without encouraging excessive risk taking.

2.5.
The Policy is designed to offer our Executives a compensation package that is competitive with other peer group companies. Moreover, the Policy is intended to align between the importance of incentivizing Executives to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives. The Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.

2.7.	The Policy shall provide the Board of Directors with guidelines for exercising discretion under the Company’s equity plans.

2.8.	The Policy is guided by the applicable principles set forth in the Law.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least once every three years, or as otherwise required by Law.

3.4.
The approval procedures of Terms of Office and Employment as well as back-up data upon which the approvals are based shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.5.	The compensation of each Office Holder shall be subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

1.
When examining and approving Executives’ Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role and scope of responsibilities in accordance with the location in which such Executive is placed.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between the cost of an Executives' compensation, including all components of the Executives' Terms of Office and Employment, and the cost of salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 worldwide and local companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits.

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control payment, sign-on bonus relocation expenses, leave of absence, special bonus, etc.

3.
Our philosophy is that our Executives’ compensation mix shall be comprised of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company and comparative information.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, department and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, department and individual's objectives • Market competitiveness in attracting Executives

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance-based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

4.	The compensation package shall be reviewed with each Executive at least once a year, or as may be required from time to time.

5.	Fixed compensation

   Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

5.3.	The value of the annual base salary in the compensation of each of our Executives shall be designed, not to be more than 66 % of such Executive's Total Compensation.

   Benefits

5.4.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

5.4.1.	Pension plan/ Executive insurance as customary in each territory.

5.4.2.
Benefits which may be offered as part of the general employee benefits package, such as in Israel: Private medical insurance, disability and life insurance, transportation (including Company car, a Company's leased car or transportation allowance), communication & media, Israeli education fund, etc. in accordance with the local practice of the Company~~.~~, as well as participation in any ESPP plan, if any such plan is adopted by the Company in the future.

5.4.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

5.4.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generally up to 28 days annualy), subject to the minimum vacation days requirements per country of employment as well as the local national holidays.

5.4.5.	Additional benefits, which their aggregate value for each of our Executives shall not exceed 15% of such Executive's annual base salary (excluding with respect to relocation).

6.	Variable Components

6.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company’s goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account Company and department’s long--term perspective and the Executive’s position.

6.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration periodical and a long term perspective.

6.3.	The Board of Directors shall have the absolute discretion to reduce or cancel any cash incentive.

Cash Incentives

6.4.	Variable Cash Incentive Plan

6.4.1.
The cash incentive compensation are cash payments to the Executives that vary based on the Company and department’s performance and on the Executives individual performance and contribution to the Company.

6.4.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a Cash Incentive Plan which will set forth for each Executive targets which form such Executive's on target Cash payment (which shall be referred to as the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

6.4.3.
The Compensation committee and Board of Directors may include in the On Target Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s On Target Cash Plan payments with actual achievements.

6.4.4.	The annual On Target Cash Plan of each Executive shall be calculated as a percentage of such Executive’s annual base salary, which shall not exceed 100% for each Executive.

6.4.5.
The actual annual ~~Cash Plan actual~~ bonus payment under this Section 6.4 for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 250% of such Executive's On Target Cash Plan.

6.4.6.	At least 80% of the targets shall be measurable. Such targets may include, among others, one or more of the following as may be relevant, with respect to the Executive:

•	Company/ Region Net Profit

•	Company/ Region Net Income

•	Company/ Region Revenues

•	Company/ Region Operating Income

•	Pre-tax profits above previous fiscal year

•	Company/ Region Bookings

•	Collection

•	Customer satisfaction ("CSAT")

•	Cash flow

•	KPIs

•	EPS

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

6.4.6.1.
The targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual role, and the Company’s and department’s long term and short term targets.

 ~~6.4.6.1.~~	6.4.6.2.
The measurable targets shall include one or more financial targets on a Company and/or region level weighing together, at least 50% of the On Target Cash Plan. (The Compensation committee and Board of Directors may, under special circumstances, determine that the financial targets with respect to a certain executive shall be derived, to the extent it is financially measurable, from a specific material transaction or activity.)

 ~~6.4.6.2.~~	6.4.6.3.	With respect to an Executive managing a department / region - at least 20% of the On Target Cash Plan shall be measurable target based on a department / region level.

6.4.7.
Up to 20% of the targets shall be based on non-measurable criteria; provided that with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria will be concluded, among others, by assessing the Executive's performance during the year, the contribution of the Executive to the achievement of the Company's goals, and the evaluation of the Executive by the CEO/Board of Directors, as relevant.

6.4.8.
The Board of Directors shall be authorized, under circumstances it deems exceptional, when the ~~Company's~~Company’s targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan.

6.4.9.
The Board of Directors shall annually determine a threshold(s) with respect to the Company’s targets under which no On Target Cash Plan payments shall be distributed, for example, a defined minimal operating income or profit threshold.

6.4.10.	Adjustment to the Company and/or department targets may be made, when applicable, following major acquisitions, divestures, organizational changes or material changes in the business environment.

6.5.	Change In Control Cash Payment

6.5.1.
Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a ~~" Corporate~~ “Transaction~~"~~” of our Company (as defined in the Company's most recent equity plan, currently the Ceragon Networks Ltd. ~~Amended and Restated Share Option and RSU~~2024 Equity Incentive Plan), with a cash payment of up to 200% of such Executive's annual base salary~~.~~ (not including any retention or similar payments by the other party to the Transaction).

6.5.2.
Our Compensation Committee and Board of Directors shall be authorized, in the event they deem it is required or instrumental in the context of effecting an acquisition (or a merger where the Company is the surviving entity) by the Company, to grant an executive of the target company who will become an Executive following the acquisition, a one-time equity grant (regardless of any assumed equity) equal to up to two times the maximum Equity Value permitted for our Executives under this Policy, in order to create a strong retention incentive.

Equity Based Compensation

6.6.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including, without limitation, any type of shares, options, restricted share units (RSUs~~),~~) (which may be subject to either time-based vesting only (“TRSUs”) or subject to vesting based on both time and performance criteria (“PRSUs”)), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under the Ceragon Networks Ltd. ~~Amended and Restated Share Option and RSU Plan~~2024 Equity Incentive Plan, as may be amended from time to time, or future equity plan (as may be adopted by the Company), and subject to any applicable law. The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

6.7.
Equity Based Components provide incentives with a long term perspective and shall be granted under the most recent equity plan of the Company that defines the terms of these grants to all Company’s employees. Equity Based Components for Executives shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments throughout a period which shall not be shorter than 3 years with at least a ~~1 year~~1year cliff, taking into account adequate incentives in a long term perspective.

6.8.
The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution from equity awards.

6.9.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and the effect of such grants on the dilution of its shareholders.

6.10.	The total yearly Equity Value granted shall not exceed with respect to the CEO - 550% of his annual base salary and with respect to all other Executives 350% of such Executive's annual base salary.

6.11.
In an event of ~~"Corporate~~a “ Transaction~~",~~”, unvested Equity Based Components may, at the discretion of the Compensation Committee and the Board of directors, be accelerated, under a double trigger mechanism, as provided in the Company's equity plan. Company's policy is not to re-price the exercise price of any outstanding security granted to its Executives without prior approval of its shareholders.

6.12.
Adjustment to any performance criteria set for vesting of any equity awards subject to performance based vesting may be made by the Compensation Committee and the Board of Directors, when applicable, following major acquisitions.

7.	Separation Package

7.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

7.2.
As a guideline, the notice period for the termination of an Executive shall not exceed 6 months or payment in lieu of such notice. In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period or the payment in lieu such notice by up to additional 12 months, provided, however, that the maximum Separation Package of each Executive shall not exceed 18 monthly salaries of such Executive (excluding vesting of unvested equity pursuant to a double trigger acceleration mechanism, if applicable~~).~~, and any payments of benefits granted in accordance with applicable local law).

8.	Others

8.1.
Non-Material Changes - the Company's CEO shall be entitled to determine that non-material changes (i.e. changes not exceeding an amount equal to two monthly base salaries for any calendar year) may be made to the terms of the benefits and perquisites, but not to the base salary or variable components, of all Executives reporting, directly, or indirectly, to the CEO, without seeking the approval of the Compensation Committee.

8.2.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, schooling allowance, car or transportation allowance, home leave visit, health insurance for executive and family, etc, all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, as shall be approved by the Compensation Committee and Board of Directors.

8.3.
Special Bonus - Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of a new Executive ("Sign On"), the grant of a onetime cash incentive, of up to 100% the Executive's annual base salary.

9.	Clawback Policy

9.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-years period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes

9.2.
Our Compensation Committee and Board of Directors shall be authorized not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

~~9.3.~~
The Company ~~intends to adopt and comply with~~has adpoted a “clawback policy” (the “Clawback Policy”), ~~as contemplated~~ pursuant to Rule 10D-1 under the Securities and Exchange Act of 1934, as amended, which directs national securities exchanges, including The Nasdaq Stock Market LLC, to establish listing standards for purposes of complying with Rule 10D-1~~; To the extent there will be any inconsistencies between this Policy and the Clawback Policy to be adopted by the Company, the latter shall take precedence, and, for the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Policy will be required in connection with the adoption of the Clawback Policy. The provisions of this Section 9 - “Clawback Policy” shall be deemed amended to conform to any mandatory forfeiture and clawback requirements that the Company becomes subject to after the date this Policy is adopted.~~

III.
The Company has adpoted a “clawback policy” (the “Clawback Policy”), pursuant to Rule 10D-1 under the Securities and Exchange Act of 1934, as amended, which directs national securities exchanges, including The Nasdaq Stock Market LLC, to establish listing standards for purposes of complying with Rule 10D-1.

IV.
Director Remuneration:

Our non-executive directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.
The Company’s non-executive directors may be entitled to receive an annual cash fee and ~~a~~ participation ~~fee~~fees for each meeting in accordance with the amounts set forth in the Law regarding compensation and expense reimbursement of external directors.

1.2.
The Company’s non-executive directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal annual equity based compensation, which value shall not exceed USD 150,000.

2.2.	The Chairman of any Committee of the Board of Directors may be entitled to receive annual equity based compensation of up to 1.5 times the annual equity based compensation of the other directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive an annual equity based compensation of to up to 3 the annual equity based compensation of the other directors.

3.	External Directors' Compensation:

~~3.1.~~
The compensation of ~~our~~ external directors, if any, shall be determined and capped in accordance with the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors) -2000.

V.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officers liability insurance policy, which may include a "Run Off" and a "Claims Made" coverage (“Insurance Policy”), as shall be approved by the Compensation Committee, the Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be ~~authorize~~authorized to provide our directors and officers with a liability insurance policy (including but not limited to claims associated with M&A transaction) which aggregate coverage shall be up to US$45 million.

3.
The ~~Insurance Policy, as well as the limit of liability and the~~ premium ~~for each extension or renewal~~levels per annum shall be ~~approved by the~~ derived from the coverage limitations under this Compensation Policy and be determined by our Compensation Committee ~~(and, if required by law, by the Board) which shall determine~~ that the sums are reasonable considering Ceragon’s exposures, the scope of coverage ~~and the~~ in accordance with market conditions ~~and that~~at the ~~Insurance Policy reflects~~time the ~~current market conditions, and it~~liability insurance is purchased, and provided they shall ~~not materially affect~~have no material impact on the ~~Company’s~~ profitability, ~~assets or liabilities~~property or financial obligations of the Company.

~~4.~~
~~The Compensation Committee may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities provided that the Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board), which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.~~

4.
Our Compensation Committee shall be authorized, with respect to a specific offering, transaction or a series of related transactions - to the extent such insurance coverage is required in the opinion of our Compensation Committee, in order to provide adequate coverage for our directors and officers with respect to such a transaction – to purchase coverage in amounts of up to 3 times the then existing limit of coverage, with costs of up to 3 times the then existing limit of premium amounts, without an additional shareholder approval, if and to the extent permitted under the Law.

VI.	General

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.